

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

Pratik Shah
Chief Executive Officer
Design Therapeutics, Inc.
6005 Hidden Valley Road, Suite 110
Carlsbad, CA 92011

>   **Re: Design Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 7, 2025**
>   **File No. 333-287043**

Dear Pratik Shah:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Dickerson at 202-551-8013 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Kenneth J. Rollins, Esq.